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Cusip #381317106

Item 1:       Reporting Person - Marion O. Sandler
Item 4:       US Citizen
Item 5:       1,317,120
Item 6:       14,956,116
Item 7:       1,317,120
Item 8:       14,956,116
Item 9:       16,273,236
Item 11:      10.09%
Item 12:      IN

Item 1(a).    Name of Issuer:

              Golden West Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1901 Harrison Street
              Oakland, California  94612

Item 2(a).    Name of Person Filing:

              Marion O. Sandler

Item 2(b).    Principal Business Office:

              1901 Harrison Street
              Oakland, California  94612

Item 2(c).    Citizenship:

              U.S. Citizen

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              381317 10 6

Item 3.       Not applicable.

Item 4.       Ownership

(a)  Amount beneficially Owned                                  (i)  16,273,236

     (i) Includes 157,200 shares held directly by Marion O. Sandler; 1,069,740 shares held by Mrs. Sandler as Nominee for a trust for her children; 14,466,492 shares held by Mrs. Sandler with Herbert M. Sandler, her husband, as co-trustees of a revocable trust; 90,180 shares held as trustee for self and descendents; and 489,624 shares held by Mrs. Sandler with Mr. Sandler in several trusts for the benefit of their descendents.

(b)  Percent of Class:                                                  10.09%

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:                       1,317,120

(ii)  shared power to vote or to direct the vote:                   14,956,116

(iii)  sole power to dispose or to direct the disposition of:        1,317,120

(iv)  shared power to dispose of or to direct the disposition of:   14,956,116

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Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


Dated:  January 25, 2000      /s/ Marion O. Sandler
                                  Marion O. Sandler